Exhibit 4

FOR IMMEDIATE RELEASE	21 December 2012

WPP PLC (“WPP”)

Kantar acquires AdGooroo in the US to enhance digital media measurement capabilities

WPP announces that its wholly-owned operating company Kantar, the information, insight and consultancy group, has acquired AdGooroo, Inc. (“AdGooroo”), a leading provider of global digital media intelligence.

Founded in 2004 and based in Chicago, AdGooroo employs 30 people and has unaudited assets of $1.3 million. The company, which will become part of Kantar Media, works with more than 4,000 users from many top marketers and agencies, providing them with insight and data on competitors’ key words, creative, backlink data, campaign statistics and budgets. The acquisition will allow Kantar Media to broaden its current methodic insight into display, video, ad networks and paid search advertising trends.

This acquisition continues WPP’s strategy of investing in fast-growing markets and sectors and further strengthens the capabilities of Kantar, which is one of the world’s largest insight, information and consultancy groups. Kantar companies work across 100 countries and across the whole spectrum of research and consultancy disciplines, enabling the group to offer clients business insights at each and every point of the consumer cycle. Kantar’s services are employed by over half of the Fortune Top 500 companies. Consumer insights accounted for almost US$4 billion of WPP’s overall US$16 billion revenues in 2011.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204